
June 18, 2020

Christopher Stone
Vice President and General Counsel
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, Nevada 89451

> **Re: PDL BioPharma, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 5, 2020**
> **File No. 000-19756**

Dear Mr. Stone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement

Background of the Proposed Dissolution and Plan of Dissolution, page 30

1.   We note that your response to prior comment 2 addresses potential competitive disadvantage but does not address whether disclosure concerning offers, indications of interest, and negotiations are required or material to the voting decision. Please provide us with an analysis or revise to disclose this information.

General

2.   We note your response to prior comment 5. Please revise page 41 to disclose, if true, that you would file a Schedule 13E-3 in the event that your plans change and you sell to affiliates, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nathan Kryszak